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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       October 6, 2003

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: October 6, 2003

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for September 2003

National Grid Transco plc ("NGT")
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange

DATE      DETAILS

30.9.03        NGT's Exec. Directors' share interests (further ESOP operation).

29.9.03         Quest Operation

29.9.03         Board Appointment (Maria Richter - New Non-Executive)

23.9.03        Quest Operation

15.9.03        Quest operation

11.9.03        Directors Interests - Share Incentive Plan

8.9.03          Quest Operation

4.9.03          Euro Medium Term Note Programme

1.9.03          Quest Operation

NOTE:         On 24 May 2003, NGT announced its close period trading update for the six months ended 30 September 2003. A covering SEC                       6-K filing was made that day.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements to the London Stock Exchange for September 2003

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

1 September 2003

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

Today, each of the following NGT Executive Directors: E. M. Astle, S. J. Holliday, N. P. Winser and R. J. Urwin, technically ceased to be interested in 778,237 NGT Ordinary Shares, by virtue of the Quest transferring the shares to employees.

Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: R. Kerner, Company Secretariat (020 7004 3223).

National Grid Transco plc (NGT)

EURO MEDIUM TERM NOTE PROGRAMME

National Grid Transco plc announces that it has today issued JPY 2,000,000,000 Floating Rate Instruments due 2 February 2005 Series No 7 Tranche No 1, as part of its EUR 4,000,000,000 Euro Medium Term Note Programme.

4 September 2003

Enquiries:

Andrew Kluth +44(0)20 7004 3365)

8 September 2003

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

Today, each of the following NGT Executive Directors: E. M. Astle, S. J. Holliday, N. P. Winser and R. J. Urwin, technically ceased to be interested in 34,301 NGT Ordinary Shares, by virtue of the Quest transferring the shares to employees.

Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in all the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: R. Kerner, Company Secretariat (020 7004 3223).

11 September 2003

National Grid Transco plc (NGT)

NGT SHARE INCENTIVE PLAN (the "SIP")

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited employees are able to subscribe for NGT ordinary shares by regular monthly contributions. The first monthly purchase of 85,961 ordinary shares under the scheme were today confirmed by the Trustee, having been purchased in the market on 10 September 2003 at a price of 380.5 pence per share.

The undermentioned executive directors of NGT, together with some 3,790 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	32	1,096,821
Roger Urwin	32	482,417

15 September 2003

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

Today, each of the following NGT Executive Directors: E. M. Astle, S. J. Holliday, N. P. Winser and R. J. Urwin, technically ceased to be interested in 40,344 NGT Ordinary Shares, by virtue of the Quest transferring the shares to employees.

Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in all the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D. C. Forward, Assistant Secretary (020 7004 3226).

23 September 2003

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

Yesterday, each of the following NGT Executive Directors: E. M. Astle, S. J. Holliday, N. P. Winser and R. J. Urwin, technically ceased to be interested in 41,050 NGT Ordinary Shares, by virtue of the Quest transferring the shares to employees.

Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in all the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D. C. Forward, Assistant Secretary (020 7004 3226).

29 September 2003

NATIONAL GRID TRANSCO BOARD APPOINTMENT

National Grid Transco plc today announces that Maria C. Richter will join its Board as a non-executive director, with effect from 1 October 2003.

Maria, aged 48, served with Morgan Stanley between 1993-2002, most recently as Managing Director of Corporate Finance Retail Group and, prior to this, as Managing Director of Investment Banking in the Southern Cone of Latin America, and as Executive Director and Head of Independent Power and Structured Finance Business. Previous appointments include Vice President of Independent Power Group for Salomon Brothers, and Vice President of Prudential Capital Corporation and Power Funding Associates. She is currently a Director of the Western Electricity Coordinating Council, one of 10 Councils in North America responsible for promoting electricity system reliability.

Commenting on the appointment, Sir John Parker, Chairman of National Grid Transco, said: "We welcome Maria to the Board. Her extensive knowledge and experience of the US financial and energy markets will complement the strengths of our team of Directors."

National Grid Transco

National Grid Transco plc is a leading international energy delivery business. It is the largest utility in the UK. Through National Grid, the group owns and operates the electricity transmission network in England and Wales, and through Transco, it owns and operates Britain's gas transportation network. National Grid USA is one of the top ten electricity companies in the US, with the largest electricity transmission and distribution network in the New England/New York market. It also operates a gas distribution network in New York.

A photograph of Maria Richter is available at www.newscast.co.uk.

Contacts

Investors

Marcy Reed               +44 (0)20 7004 3170     +44 (0)7768 490807(m)

Terry McCormick       +44 (0)20 7004 3171    +44 (0)7768 045139(m)

Louise Clamp            +44 (0)20 7004 3172     +44 (0)7768 555641(m)

Bob Seega (US)        +1 508 389 2598

Media

Gillian Home           +44 (0)20 7004 3150

Clive Hawkins           +44 (0)20 7004 3147

Ed Powers (US)           +1 508 389 3568

Citigate Dewe Rogerson:     +44 (0)20 7638 9571

Anthony Carlisle        +44 (0)7973 611888(m)

29 September 2003

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

Today, each of the following NGT Executive Directors: E. M. Astle, S. J. Holliday, N. P. Winser and R. J. Urwin, technically ceased to be interested in 18,239 NGT Ordinary Shares, by virtue of the Quest transferring the shares to employees.

Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in all the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D. C. Forward, Assistant Secretary (020 7004 3226).

30 September 2003

National Grid Transco plc (NGT)

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

NGT has received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E. Astle, S. J. Holliday, R. J. Urwin and N. Winser) ceased to be technically interested in 9,792 NGT Ordinary Shares, by virtue of the Trustee having transferred the shares to a participant yesterday.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D. C. Forward, Assistant Secretary (020 7004 3226).